+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Cooper                       John
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        (Last)                      (First)                        (Middle)

                             21621 Nordhoff Street
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                                   (Street)

      Chatsworth                      CA                              91311
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Sonicport, Inc. (SPO)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year April, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X  Director     X  Officer                 10% Owner        Other
    ---             ---                     ---              ---
                        (give title below)                       (specify below)

                     President and Chief Executive Officer
       ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
Common Stock,         1/16/01    J (1)            120,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         1/22/01    J (1)             20,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         1/29/01    J (1)             20,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         2/12/01    J (1)             40,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         2/16/01    P                  8,000       A        $0.75                                  D           N/A
$0.0001 Par Value
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Common Stock,         3/16/01    J (1)            300,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         3/23/01    J (1)            300,000       A        (1)                                    D           N/A
$0.0001 Par Value
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Common Stock,         4/2/01     J (1)          1,607,200       A                   2,417,200 (2)               D           N/A
$0.0001 Par Value
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

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common                              9/25/00              A
Stock, $0.0001 Par Value
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common                              10/1/00              A
Stock, $0.0001 Par Value
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common                              1/01/00              A
Stock, $0.0001 Par Value
-----------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase Common                             4/2/01               A
Stock, $0.0001 Par Value           $0.73
-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
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
Option to Purchase            9/25/00   9/24/05     Common    18,500                      18,500 (3)      I (3)         N/A
Common Stock, $0.0001         (3)                    Stock
Par Value
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase            10/1/00   9/30/05     Common    15,000                                      D             N/A
Common Stock, $0.0001         (4)                    Stock
Par Value
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Option to Purchase            1/01/01   12/31/06    Common    15,000                      115,000 (5)     D             N/A
Common Stock, $0.0001                                Stock
Par Value
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase           4/2/01    4/1/06      Common    123,000          (1)        123,000         D             N/A
Common Stock, $0.0001                                Stock
Par Value
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

Explanation of Responses:

(1) Shares and Warrant in consideration inter alia for the exchange of shares owned by reporting person of US Dataworks, Inc. (formerly known as Allstate Dataworks, Inc.).

(2) Does not include 196,800 shares of Common Stock which will be issued to Mr. Cooper pursuant to the terms of the Contribution Agreement dated as of April 2, 2001 by and among Sonicport, Inc., David Baeza and Stanton Dodson (the "Contribution Agreement") as and when such number of shares are contributed to the capital of Sonicport, Inc. pursuant to the terms thereof.

(3) On September 25, 2000, Mr. Cooper's wife, Shoshana Cooper, was granted an option to purchase an aggregate of 8,500 shares of Common Stock, all shares of which were immediately exercisable. Additionally, Mrs. Cooper was granted an option to purchase 2,000 shares of Common Stock, all shares of which were immediately exercisable, on each of May 1, 2000, June 1, 2000, July 1, 2000, August 1, 2000 and September 1, 2000.

(4) On October 1, 2000, Mr. Cooper was granted an option to purchase an aggregate of 15,000 shares of Common Stock, all shares of which were immediately exercisable.

(5) On January 1, 2001, Mr. Cooper was granted an option to purchase an aggregate of 15,000 shares of Common Stock, all shares of which were immediately exercisable.

          /s/ John Cooper                       5/8/01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.